July 8, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Gary Newberry Tara Harkins

Re:	Bionano Genomics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Form 8-K filed on October 19, 2021 File No. 001-38613

Ladies and Gentlemen:

We are in receipt of the comment letter, dated June 23, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above captioned filings on Form 10-K for the fiscal year ended December 31, 2021 and Form 8-K, filed on October 19, 2021.

The comment letter requested that Bionano Genomics, Inc. (the “Company,” “we,” “our” or similar terminology) respond within ten business days or advise the Staff when the Company will respond. As we discussed with Mr. Newberry via phone call on July 7, 2022, we respectfully request an extension of ten business days to respond. The Company plans to provide a response to the Staff’s comment letter on or before Friday, July 22, 2022.

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9540 Towne Centre Drive, Suite 100, San Diego, CA 92121        o: 858.888.7600        f: 858.888.7601        bionanogenomics.com

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call the undersigned at (858) 888-7614.

Sincerely,

/s/ Christopher Stewart
Christopher Stewart
Chief Financial Officer
Bionano Genomics, Inc.

cc:	Erik Holmlin, Bionano Genomics, Inc. Thomas A. Coll, Cooley LLP Sarah K. Sellers, Cooley LLP Phillip S. McGill, Cooley LLP

9540 Towne Centre Drive, Suite 100, San Diego, CA 92121        o: 858.888.7600        f: 858.888.7601        bionanogenomics.com